Exhibit 10.c.

Summary of Key Terms of 2005 Executive Cash Bonus Program

On February 15, 2005, the Company’s Board of Directors, upon the recommendation of the Compensation Committee, approved the Company’s 2005 cash bonus program covering the Company’s senior management team, including the following executive officers of CDI Corp.: Roger Ballou (President and CEO), Jay Stuart (Executive Vice President and CFO), Joseph Seiders (Senior Vice President and General Counsel), and Cecilia Venglarik (Senior Vice President, Human Resources).

The 2005 target bonuses established for those executive officers are $416,250 for Roger Ballou, $155,000 for Jay Stuart, $85,200 for Joseph Seiders and $99,000 for Cecilia Venglarik. Under the severance agreement signed by the Company and Jay Stuart, who is scheduled to leave CDI in May 2005, Mr. Stuart would receive a pro rata portion of any 2005 bonus earned.

Under the 2005 cash bonus program, a bonus pool will be created for the Company’s senior management team based on CDI’s achievement of certain levels of return on invested capital during 2005. The Compensation Committee has the discretion to increase the amount of the bonus pool by up to 20% to reflect key accomplishments that positively affect long-term shareholder value.

Payouts to the executive officers from any amounts in the bonus pool will be based on the Company’s achievement of certain established financial goals in 2005. The financial goals relate to three measures: direct margin dollars, net income and return on assets. The three goals are given the following weights: the direct margin dollars goal represents 25% of the total bonus opportunity, the net income goal represents 45%, and the return on assets goal represents 30%. The maximum payout related to the net income and return on assets goals is 200% of the target level. The payout related to the direct margin goal is capped at 150% of the target.